Exhibit 99.1

Jianpu Technology Inc. Reports Third Quarter 2017 Unaudited Financial Results

Beijing, December 12, 2017 (PRNewswire) — Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Operational Highlights:

•                  Number of loan applications on the Company’s  platform was approximately 28.2 million in the third quarter of 2017, representing an increase of approximately 496% from the prior year period.

•                  Credit card volume reached approximately 1.1 million in the third quarter of 2017, representing an increase of approximately 197% from the prior year period.

Third Quarter 2017 Financial Highlights:

•                  Total revenues for the third quarter of 2017 increased by 384% to RMB467.7 million (US$70.3 million) from RMB96.7 million for the prior year period.

•                  Total recommendation services revenues for the third quarter of 2017 increased by 429% to RMB438.4 million (US$65.9 million) from RMB82.9 million for the prior year period.

•                  Net loss decreased by 51.6% to RMB16.7 million (US$2.5 million) in the third quarter of 2017, from a net loss of RMB34.4 million in the prior year period.

Mr. David Ye, Chairman and Chief Executive Officer of Jianpu, commented, “We are pleased to present robust financial and operating results for our very first quarter reporting as a public company. As a leading independent open platform for discovery and recommendation of financial products in China and a market leader in our industry, we continue to experience growing demand from our users for financial products and the financial service providers for our solutions and services in the third quarter. This is clearly demonstrated by our solid third quarter results as the number of loan applications on our platform increased 496% year over year to 28.2 million and our credit card volume reached approximately 1.1 million, up 197% year over year, during the third quarter.”

“Our business model is to connect users with financial service providers. We believe our ability to leverage our strong data and technological expertise to gain deep footholds across the value chain is our core competency and positions us well to capture the growing market opportunities in our industry. Our third quarter results continue to demonstrate our robust growth trajectory,” continued Mr. Ye. “We noticed the recent regulatory developments in respect of cash loan in China, and we believe a regulatory framework with more clarity will benefit both consumers and financial service providers in the long run. As an independent open platform, we think of ourselves as everyone’s financial partner. Jianpu does not offer its own financial products and does not take any credit, liquidity or market risks. This enables us to provide impartiality and transparency for our users and partners. Thus, we take a constructive view on the changes in the regulatory environment and believe our established market leadership will better position us to serve market participants by helping them to improve sales and marketing efficiency and enhance data and risk management capabilities, and consequently benefit us in the long run.”

“We are delighted that our strong third quarter results continue to affirm our market leadership and support our growth thesis,” said Oscar Chen, Chief Financial Officer of Jianpu. “We achieved a 384% year over year revenue growth for the third quarter of 2017 and revenues from our core recommendation services grew by 429%. Within that, revenues from our loan recommendation services increased by 477% while revenues from credit card services grew by 251% year over year. On the bottom line, our net loss decreased by 51.6% year over year to RMB16.7 million, or about USD2.5 million, for the third quarter of 2017. Our strong performance gives us the confidence that we are on the right track to execute our business strategy and realize our growth potential.”

Third Quarter 2017 Financial Results

Total revenues for the third quarter of 2017 increased by 384% to RMB467.7 million (US$70.3 million) from RMB96.7 million for the prior year period, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 429% to RMB438.4 million (US$65.9 million) in the third quarter of 2017 from RMB82.9 million in the prior year period.

Revenues from recommendation services for loans increased by 477% to RMB376.6 million (US$56.6 million) in the third quarter of 2017 from RMB65.3 million in the prior year period, primarily due to the significant increase in the number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 28.2 million in the third quarter of 2017, representing an increase of approximately 496% from the prior year period.

Revenues from recommendation services for credit cards increased by 251% to RMB61.8 million (US$9.3 million) in the third quarter of 2017 from RMB17.6 million in the third quarter of 2016, due to an increase in the credit card volume. Credit card volume for recommendation services reached approximately 0.7 million in the third quarter of 2017, representing an increase of approximately 188% from the prior year period. Our average fee per credit card increased from RMB74.18 (US$11.15) in the third quarter of 2016 to RMB90.40 (US$13.59) in the third quarter of 2017.

Revenues from advertising and marketing services and other services increased by 114% to RMB29.3 million (US$4.4 million) in the third quarter of 2017 from RMB13.7 million in the prior year period, primarily due to an increase in revenues from big data and risk management solutions as well as an increase in the credit card volume for advertising services.

Cost of revenues increased by 212% to RMB41.8 million (US$6.3 million) in the third quarter of 2017 from RMB13.4 million in the prior year period. The increase was primarily attributable to the increases in traffic acquisition costs of advertising and marketing services, data acquisition costs and short message service fees.

Gross profit increased by 412% to RMB426.0 million (US$64.0 million) in the third quarter of 2017 from RMB83.3 million in the prior year period. Gross margin was 91.1% in the third quarter of 2017, compared with 86.1% in the prior year period. The increase was primarily attributable to our revenues from recommendation services continuing to grow more rapidly than our revenues from advertising, marketing and other services, as the former has higher gross margin than the latter.

Sales and marketing expenses increased by 313% to RMB387.8 million (US$58.3 million) in the third quarter of 2017 from RMB94.0 million in the prior year period. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs as a result of the rapid development of recommendation services.

Research and development expenses increased by 77.8% to RMB34.9 million (US$5.2 million) in the third quarter of 2017 from RMB19.6 million in the prior year period, primarily due to the increase in payroll costs.

General and administrative expenses increased by 268% to RMB15.1 million (US$2.3 million) in the third quarter of 2017 from RMB4.1 million in the prior year period, primarily due to the increase in professional fees as the Company prepared for its IPO.

Loss from operations decreased to RMB11.8 million (US$1.8 million) in the third quarter of 2017 from RMB34.4 million in the prior year period.

Income tax expenses were RMB4.7 million (US$0.7 million) in the third quarter of 2017, compared with nil in the prior year period.

Net loss decreased by 51.6% to RMB16.7 million (US$2.5 million) in the third quarter of 2017 from RMB34.4 million in the prior year period.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, decreased by 51.2% to RMB16.3 million (US$2.4 million) in the third quarter of 2017 from RMB33.3 million in the prior year period.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, and income tax expenses from net loss, for the third quarter of 2017 was a loss of RMB9.9 million (US$1.5 million), representing a decrease of 69.3% from a loss of RMB32.1 million for the prior year period.

Net cash provided by operating activities was RMB18.2 million (US$2.7 million) for the third quarter of 2017, compared with net cash used in operating activities of RMB35.0 million for the prior year period.

First Nine Months 2017 Financial Results

Total revenues for the first nine months of 2017 increased by 255% to RMB861.1 million (US$129.4 million) from RMB242.6 million for the prior year period, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 292% to RMB800.5 million (US$120.3 million) in the first nine months of 2017 from RMB204.4 million in the prior year period.

Revenues from recommendation services for loans increased by 338% to RMB690.1 million (US$103.7 million) in the first nine months of 2017 from RMB157.6 million in the first nine months of 2016, primarily due to the significant increase in the number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 57.3 million in the first nine months of 2017, representing an increase of approximately 469% from the prior year period.

Revenues from recommendation services for credit cards increased by 136% to RMB110.3 million (US$16.6 million) in the first nine months of 2017 from RMB46.8 million in the first nine months of 2016, due to an increase in the credit card volume. Credit card volume for recommendation services reached approximately 1.3 million in the first nine months of 2017, representing an increase of approximately 117% from the prior year period. Our average fee per credit card increased from RMB 76.26 (US$11.46) in the first nine months of 2016 to RMB 82.81 (US$12.45) in the first nine months of 2017.

Revenues from advertising and marketing services and other services increased by 59.0% to RMB60.7 million (US$9.1 million) in the first nine months of 2017 from RMB38.1 million in the prior year period, primarily due to an increase in revenues from big data and risk management solutions, as well as an increase in the credit card volume for advertising services.

Cost of revenues increased by 71.4% to RMB82.6 million (US$12.4 million) in the first nine months of 2017 from RMB48.2 million in the prior year period. The increase was primarily attributable to the increases in traffic acquisition costs of advertising and marketing services, data acquisition costs and short message service fees.

Gross profit increased by 301% to RMB778.6 million (US$117.0 million) in the first nine months of 2017 from RMB194.4 million in the prior year period. Gross margin was 90.4% in the first nine months of 2017, compared with 80.1% in the prior year period. The increase was primarily attributable to our revenues from recommendation services continuing to grow more rapidly than our revenues from advertising, marketing and other services, as the former has higher gross margin than the latter.

Sales and marketing expenses increased by 171% to RMB727.9 million (US$109.4 million) in the first nine months of 2017 from RMB268.7 million in the prior year period.

The increase was mainly due to growth in marketing and advertising expenses and payroll related costs as a result of the rapid development of recommendation services.

Research and development expenses increased by 50.7% to RMB79.7 million (US$12.0 million) in the first nine months of 2017 from RMB52.9 million in the prior year period, primarily due to the increase in payroll costs.

General and administrative expenses increased by 123% to RMB26.7 million (US$4.0 million) in the first nine months of 2017 from RMB12.0 million in the prior year period, primarily due to the increase in professional fees as the Company prepared for its IPO.

Loss from operations decreased to RMB55.7 million (US$8.4 million) in the first nine months of 2017 from RMB139.2 million in the prior year period.

Income tax expenses were RMB9.8 million (US$1.5 million) in the first nine months of 2017, compared with nil in the prior year period.

Net loss decreased by 52.7% to RMB65.7 million (US$9.9 million) in the first nine months of 2017 from RMB139.0 million in the prior year period.

Non-GAAP adjusted net loss, which excluded share-based compensation expense from net loss, decreased by 52.6% to RMB64.1 million (US$9.6 million) in the first nine months of 2017 from RMB135.1 million in the prior year period.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization and income tax expenses from net loss, for the first nine months of 2017 was a loss of RMB50.7 million (US$7.6 million), representing a decrease of 61.5% from a loss of RMB131.7 million in the prior year period.

Net cash used in operating activities was RMB83.3 million (US$12.5 million) for the first nine months of 2017, compared with net cash used in operating activities of RMB230.9 million in the prior year period.

As of September 30, 2017, the Company had cash and cash equivalents of RMB319 thousand (US$48 thousand), and working capital of approximately RMB67.0 million (US$10.1 million).

The company has operated within the RONG360 group’s corporate cash management program for all periods presented. The RONG360 group has provided RMB 150 million (US$22.5 million) of initial working capital to the company in the form of a capital contribution. The Company received the related cash on November 15, 2017.

Recent Developments

On November 16, 2017, the Company successfully completed its initial public offering of 22,500,000 American depositary shares (“ADSs”) at a price to the public of US$8.00 per

ADS for a total offering size of US$180 million. Each two ADSs represent five Class A ordinary shares.

Concurrently with the offering, the Company also closed private placements with (i) Torch International Investment Ltd, an investing entity of Sailing Capital and an existing shareholder of RONG360 Inc., and its affiliates for an aggregate of US$30 million in Class A ordinary shares from the Company; and (ii) Article Light Limited, an investing entity of Yunfeng Capital and an existing shareholder of RONG360, for US$10 million in Class A ordinary shares from the Company. The concurrent private placements are each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-ordinary share ratio.

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view, which is subject to change.

Fourth Quarter 2017

•                  Based on the Company’s current estimates, total revenues for the fourth quarter of 2017 are expected to be RMB545 million, representing an increase of 379% on a year-over-year basis.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on December 12, 2017 (9:00 PM Beijing/Hong Kong Time on December 12, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 19, 2017, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10114915

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization.

Adjusted net loss represents net loss before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6533 to US$1.00, the rate in effect as of September 30, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Laurie Little

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of	As of December 31,	As of September 30,
shares and per share data)	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	319	48
Accounts receivable, net	57,536	181,054	27,213
Amount due from related party	21,128	6,940	1,043
Prepayments and other current assets	50,415	172,513	25,929
Total current assets	129,079	360,826	54,233
Non-current assets:
Property and equipment, net	4,591	12,642	1,900
Other non-current assets	813	2,321	349
Total non-current assets	5,404	14,963	2,249
Total assets	134,483	375,789	56,482
LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable	32,433	157,210	23,629
Advances from customers	18,149	81,104	12,190
Tax payable	1,849	19,332	2,906
Accrued expenses and other current liabilities	29,445	36,210	5,442
Total current liabilities	81,876	293,856	44,167
Total liabilities	81,876	293,856	44,167

Invested equity:
RONG360’s investment	52,607	81,933	12,315
Total invested equity	52,607	81,933	12,315
Total liabilities and invested equity	134,483	375,789	56,482

Jianpu Technology Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of	For the Three Months Ended September 30,
shares and per share data)	2016	2017	2017
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB6,592 and RMB24,951 for the three months ended September 30, 2016 and 2017, respectively.)	65,318	376,631	56,608
Credit cards	17,627	61,785	9,286
Total recommendation services	82,945	438,416	65,894
Advertising, marketing and other services	13,709	29,325	4,407
Total revenues	96,654	467,741	70,301
Cost of revenues	(13,391)	(41,787)	(6,281)
Gross profit	83,263	425,954	64,020
Operating expenses:
Sales and marketing	(93,993)	(387,837)	(58,292)
Research and development	(19,600)	(34,857)	(5,239)
General and administrative	(4,093)	(15,079)	(2,266)
Loss from operations	(34,423)	(11,819)	(1,777)
Others, net	15	(110)	(17)
Loss before income tax	(34,408)	(11,929)	(1,794)
Income tax expense	—	(4,741)	(713)
Net loss	(34,408)	(16,670)	(2,507)
Other comprehensive (loss)/income, net	—	—	—
Total comprehensive loss	(34,408)	(16,670)	(2,507)

Net loss per share(1)
Basic and diluted	(0.10)	(0.05)	(0.01)
Net loss per ADS
Basic and diluted	(0.25)	(0.13)	(0.03)
Weighted average number of shares
Basic and diluted	345,541,350	345,541,350	345,541,350

(In thousands except for number of	For the Nine Months Ended September 30,
shares and per share data)	2016	2017	2017
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB8,059 and RMB88,322 for the nine months ended September 30, 2016 and 2017, respectively.)	157,646	690,139	103,729
Credit cards	46,779	110,338	16,584
Total recommendation services	204,425	800,477	120,313
Advertising, marketing and other services	38,136	60,652	9,116
Total revenues	242,561	861,129	129,429
Cost of revenues	(48,179)	(82,574)	(12,411)
Gross profit	194,382	778,555	117,018
Operating expenses:
Sales and marketing	(268,712)	(727,871)	(109,400)
Research and development	(52,859)	(79,659)	(11,973)
General and administrative	(11,978)	(26,731)	(4,018)
Loss from operations	(139,167)	(55,706)	(8,373)
Others, net	124	(169)	(25)
Loss before income tax	(139,043)	(55,875)	(8,398)
Income tax expense	—	(9,838)	(1,479)
Net loss	(139,043)	(65,713)	(9,877)
Other comprehensive (loss)/income, net	—	—	—
Total comprehensive loss	(139,043)	(65,713)	(9,877)

Net loss per share(1)
Basic and diluted	(0.40)	(0.19)	(0.03)
Net loss per ADS
Basic and diluted	(1.00)	(0.48)	(0.08)
Weighted average number of shares
Basic and diluted	345,541,350	345,541,350	345,541,350

(1)         The Company issued ordinary shares to RONG360 in connection with the group reorganization in September 2017. 345,541,350 ordinary shares were issued and outstanding upon the completion of the group reorganization in October 2017, which are held by RONG360. The issuance of ordinary shares to RONG360 group has been retrospectively reflected for all periods presented herein. Each two ADSs represent five ordinary shares.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of	For the Three Months Ended September 30,
shares and per share data)	2016	2017	2017
	RMB	RMB	US$
Net loss	(34,408)	(16,670)	(2,507)
Add: share-based compensation expense	1,071	416	63
Adjusted net loss	(33,337)	(16,254)	(2,444)
Add: depreciation and amortization	1,190	1,635	246
Income tax expense	—	4,741	713
Adjusted EBITDA	(32,147)	(9,878)	(1,485)

(In thousands except for number of	For the Nine Months Ended September 30,
shares and per share data)	2016	2017	2017
	RMB	RMB	US$
Net loss	(139,043)	(65,713)	(9,877)
Add: share-based compensation expense	3,915	1,608	242
Adjusted net loss	(135,128)	(64,105)	(9,635)
Add: depreciation and amortization	3,445	3,600	541
Income tax expense	—	9,838	1,479
Adjusted EBITDA	(131,683)	(50,667)	(7,615)

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands except for number of shares and per share	For the Three Months Ended September 30,
data)	2016	2017	2017
	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(35,030)	18,235	2,740
Net cash used in investing activities	(1,288)	(6,629)	(996)
Net cash provided by /(used in) financing activities	36,318	(11,287)	(1,696)
Net increase/(decrease) in cash and cash equivalents	—	319	48
Cash and cash equivalents at beginning of the period	—	—	—
Cash and cash equivalents at end of the period	—	319	48

(In thousands except for number of shares and per share	For the Nine Months Ended September 30,
data)	2016	2017	2017
	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(230,933)	(83,324)	(12,524)
Net cash used in investing activities	(3,227)	(9,788)	(1,471)
Net cash provided by /(used in) financing activities	234,160	93,431	14,043
Net increase/(decrease) in cash and cash equivalents	—	319	48
Cash and cash equivalents at beginning of the period	—	—	—
Cash and cash equivalents at end of the period	—	319	48